Exhibit 99.1

Mint Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

HONG KONG SAR, Dec. 23, 2025 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (Nasdaq: MIMI) (“Mint” or the “Company”), a leading Hong Kong-based technology company and interior design and fit out works provider, today announced that the Company had received a notification letter (the “Notification Letter”) dated December 19, 2025 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company’s class A ordinary shares, no par value per share (“Class A Ordinary Shares”) was below $1.00 per share for a period of 30 consecutive business days from November 6, 2025, to December 18, 2025.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Notification Letter has no immediate effect on the listing of the Company’s Ordinary Shares, which will continue to trade uninterrupted on Nasdaq under the ticker “MIMI”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until June 17, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by June 17, 2026, the Company may be eligible for an additional 180 calendar day grace period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than 10 business days prior to June 17, 2026 or the expiration of the second compliance period if granted.

The Company’s operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Ordinary Shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Mint Incorporated Limited

Mint Incorporation Limited is a holding company incorporated in the British Virgin Islands, with its principal operations conducted through subsidiaries in Hong Kong. The Company is strategically diversifying into advanced technology sectors while maintaining its core expertise in interior design and fit-out services. The Company is rapidly expanding into high-tech innovations through its wholly owned subsidiary, Axonex Intelligence Limited (launched in September 2025) (“Axonex”). Axonex integrates robotics, Internet of Things (IoT) devices, and AI-powered analytics to provide comprehensive smart facility management solutions. These include real-time monitoring, predictive maintenance, digital twin technologies, object identification, human posture recognition, and optimized resource allocation for enhanced efficiency and safety. Axonex targets properties such as shopping malls, government buildings, residential complexes, and warehouses, supported by collaborations with technology partners like AIMO (HK) Limited and Sharp Peak Consulting Limited, as well as a joint venture in Axonex Robotics Limited focused on robotics design. Complementing its technology initiatives, Mint provides integrated interior design, fit-out, and maintenance services through its subsidiary Matter International Limited. The Company offers conceptualized design, layout planning, detailed drawings, project management, installation of fixtures and fittings, and repair works, serving prominent commercial clients—including retail stores, food and beverage chains, offices, and charitable organizations—as well as residential properties in Hong Kong.

Forward Looking Statements

Certain statements in this announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this announcement are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended March 31, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 30, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

For Media and Investor Inquiries:

Mint Incorporated Limited

Email: info@mimintinc.com

Phone: +852 2866 1663